Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Long Island Financial Corp.

We consent to the use of our report report dated March 11, 2005, relating to the consolidated balance sheets of Long Island Financial Corp. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of earnings, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004 Annual Report, which is incorporated by reference in the Company’s Form 10-K for the year ended December 31, 2004, which is included herein and to the reference to our firm under the heading “Experts” in the Proxy Statement—Prospectus.

/s/KPMG LLP

New York, New York

September 23, 2005